KEEGAN REMAINS ON TRACK TO DELIVER ESAASE GOLD PROJECT UNDER NEW NAME ASANKO GOLD

Vancouver, British Columbia, February 19, 2013: Keegan Resources Inc. (“Keegan” or “Company”) (TSX/NYSE MKT: KGN) announced yesterday that Keegan and PMI Gold Corporation have agreed by mutual written consent to terminate the definitive arrangement agreement (the “Arrangement”) to combine their respective business by way of court-approved plan of arrangement.

The deadline for voting by proxy on the Arrangement closed on Friday February 15, 2013 at 4:30pm PST.  The voting demonstrated that Keegan Shareholders overwhelmingly supported the transaction with over 99% of the proxies received being in favour.  Similarly, the majority of PMI’s Shareholders also supported the Arrangement with proxies received for over 70% of the issued and outstanding shares and 56% of those proxies FOR the merger transaction.  It was determined that the threshold for approval of the Arrangement of 66 2/3% could not practically be obtained as a small group of PMI Shareholder continued to oppose the Arrangement despite numerous attempts to find acceptable terms to allow the Arrangement to proceed.

The Keegan special meeting scheduled for 4:30 pm today, February 19, 2013 will proceed but only to consider the approval of a name change of Keegan to Asanko Gold Corp, reflective of the region in Ghana where it operates.  The name change is expected to be fully effected in early March.

Keegan continues to aggressively pursue its transition from an exploration and development company to a near term African focused gold producer by advancing its Esaase Gold Project (“Esaase”) in Ghana towards construction in Q4 2013 and ultimately production in 2015. Completion of the various Feasibility Studies and the permitting process remain on track for Q3 2013.

Commenting on the matter, Peter Breese, President and CEO, stated: “While it is disappointing that a few PMI Shareholders would not support the value accretive merger between PMI and Keegan, which would have resulted in both groups of Shareholders realizing maximum value, I am pleased with the significant progress being made at Esaase.

We are well funded with $205 million in cash and we are moving forward according to our development timetable.  The next milestone we expect to complete will be the PFS, with the results published in Q2 2013.”

Over the past six months Keegan has implemented several fundamental changes to its strategic and operational plans in order to de-risk the evolution of Keegan from an explorer to a gold producer including:

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Launching a revised Pre Feasibility Study (“PFS”) targeting 180,000 to 200,000 ounces of gold production for at least 10 years with a capital cost of approximately $260 million. Completion of the PFS is expected towards the end of Q1 2013 and will be announced to the market in Q2 2013.

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Upgrading the Esaase NI 43-101 resource estimate to 68.92 million tonnes (“Mt”) averaging 1.73 grams per tonne of gold for 3.83 million ounces in the Measured and Indicated category as well as 22.23Mt averaging 1.75 grams per tonne of gold for 1.25 million ounces in the Inferred Resource category (all at a 0.8 gram per tonne Au cut-off grade).

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Investment of initial $32.5 million by strategic investor Highland Park to further strengthen the Company’s balance sheet.  As at December 31, 2012 the Company had $205 million in cash.

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Recruitment of an experienced mine building and operating team led by Peter Breese, President and CEO and Tony Devlin, COO.

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Completing the acquisition of 10.3 square kilometres of high priority exploration ground immediately on strike within the same structural setting to the southwest of the Esaase main zone providing a new exploration target for Keegan.

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Settling out-of court with litigants in a concession lawsuit over Esaase allowing the Company to rapidly move forward with the Esaase Gold Project without the distraction and perceived risk of litigation and claims on the Esaase tenements.

On behalf of the Board of Directors,

Peter Breese, President & CEO

About Keegan Resources Inc.

Keegan is a gold development company focussing on near term gold production at its high grade multi-million ounce Esaase gold project in Ghana. The Company offers investors the opportunity to share ownership in the rapid exploration and development of high quality pure gold assets. Keegan is focused on its wholly owned flagship Esaase gold project (3.83 million ounces of gold in the Measured and Indicated category with an average grade of 1.73 g/t Au and 1.25 million ounces of gold in the Inferred category with an average grade of 1.75 g/t Au, based on a 0.8 g/t Au cut-off) located in Ghana, West Africa; a highly favourable and prospective jurisdiction. Managed by highly skilled and successful technical and financial professionals, Keegan is well financed with no debt. The Company is also strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities.

Keegan trades on the TSX and the NYSE MKT under the symbol KGN.

For more information about Keegan Resources, contact Investor Relations at 604-683-8193, Toll Free at 1-800-863-8655, or visit the website at www.keeganresources.com.

Forward-Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.